May 28, 2010

VIA EDGAR CORRESPONDENCE AND BY HAND

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 25, 2010
(File No. 333-165673)

Dear Mr. Owings:

On behalf of Higher One Holdings, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 27, 2010, with respect to the above referenced Amendment to the Company’s Registration Statement on Form S-1 filed on May 25, 2010.

The Company filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with this letter, via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

H. Christopher Owings

Securities and Exchange Commission, p. 2

Use of Proceeds, page 32

1.	We note your response to comment three from our letter dated May 19, 2010 and your added disclosure that you also plan to use proceeds to develop new products, enhance and upgrade existing products, and selectively consider strategic acquisitions and investments. Please state the approximate amount intended to be used for each such purpose. With respect to your plan to use the proceeds to finance acquisitions, provide the information required by Instruction 6 to Item 504 of Regulation S-K. It is unclear from your response whether you have current specific plans for a significant portion of the proceeds. If you do not have specific plans for a significant portion of the proceeds, please state the fact and discuss the principal reasons for the offering. See Item 504 of Regulation S-K. Please also update the use of proceeds disclosure in the Prospectus Summary section.

Response

The disclosure has been revised on pages 5 and 32 in accordance with the Staff’s comment.

Business, page 69

Intellectual Property, page 83

2.	We note your response to comment seven from our letter dated May 19, 2010. We also note your risk factors regarding the importance of your intellectual property rights and your disclosure that in February 2009 you filed a patent infringement complaint against TouchNet Information Systems, Inc. Therefore, please provide us your analysis of why you believe that Item 101(c)(1)(iv) of Regulation S-K disclosure is not material. Alternatively, please disclose the information required by item 101(c)(1)(iv) of Regulation S-K.

Response

Although the Company believes that its intellectual property provides it with a competitive advantage and takes steps from time to time to enforce its intellectual property rights, the Company respectfully advises the Staff that it does not believe its intellectual property to be material to its business taken as a whole. The disclosure has been revised on page 83 to include a statement to that effect and to otherwise provide the information required by Item 101(c)(1)(iv) of Regulation S-K.

Annual Bonus, page 97

3.	We note your response to comment 11 from our letter dated May 19, 2010. Please describe how the compensation committee determines the value to assign to each weighting if the identified performance goals is satisfied at only the threshold level or at some point between the threshold and target level.

Response

For each performance measure, if actual performance does not meet the threshold for such performance measure, no amount will be earned in respect of such measure. To the extent actual performance exceeds the threshold, the portion of the target bonus pool attributable to such

H. Christopher Owings

Securities and Exchange Commission, p. 3

performance measure (based upon the weighting given to such measure) will be determined by extrapolation between threshold and target levels and target and maximum levels, respectively. The final bonus pool and individual bonuses will be subject to adjustment at the discretion of the compensation committee. The disclosure has been revised on page 99 to include a statement to that effect.

2010 Equity Incentive Plan, page 108

4.	We note your response to comment 12 from our letter dated May 19, 2010. Please incorporate your response into your filing.

Response

The disclosure has been revised on page 109 in accordance with the Staff’s comment.

5.	If you have or intend to make any awards under your 2010 Equity Incentive Plan in connection with the initial public offering, please disclose how the award was or will be determined and how the named executive officers can earn the award.

Response

The disclosure has been revised on page 109 in accordance with the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 2—Significant Accounting Policies, page F-6

Cost of Revenues, page F-10

6.	We note your response to comment 15 from our letter dated May 19, 2010. Please tell us and disclose how you account for deferred set-up and other direct costs of implementation if a customer contract expires or is terminated prior to launch.

Response

The Company has had only one client within the last five years that executed a contract but terminated the relationship prior to launching the refund management service. In 2008, a higher education institutional client elected not to launch the service and paid the Company a cancellation fee of $17,200. The amount of deferred costs at the time of the cancellation was $4,500, which the Company expensed in the same period as the cancellation.

The Company has had two instances of contracts that were terminated prior to the end of the customer relationship period. Clients are required to provide the Company advanced notice of termination or non-renewal. In both instances, when the Company was notified of the termination, it revised the amortization period of the deferred costs for the relevant contract to equal the remaining period of time until termination of the service.

The disclosure has been revised on page F-11 to describe the Company’s policy of accounting for deferred implementation and set-up costs when a client terminates.

H. Christopher Owings

Securities and Exchange Commission, p. 4

*        *        *         *        *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

Enclosure

cc:	Andrew Blume
Robert W. Errett
John Fieldsend
Securities and Exchange Commission

Thomas Kavanaugh
Higher One Holdings, Inc.

Jay Clayton
Sullivan & Cromwell LLP